Exhibit 99.1

FREESEAS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page Number

Condensed Interim Consolidated Balance Sheets as of June 30, 2011 (unaudited) and December 31, 2010	F-2

Unaudited Interim Condensed Consolidated Statements of Operations for the Six Months ended June 30, 2011 and 2010	F-3

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2011 and 2010	F-4

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-5 to F-18

FREESEAS INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts are expressed in thousands of United States dollars)

	June 30, 2011	December 31, 2010
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$324	$3,694
Restricted cash	375	5,255
Trade receivables, net of provision of $1,502 for June 30, 2011 and $1,385 for December 31, 2010	3,263	2,157
Insurance claims (Note 10)	188	133
Due from related party (Note 4)	1,270	1,285
Inventories	664	1,171
Prepayments and other	599	390
Vessels held for sale (Note 6)	38,199	13,606

Total current assets	$44,882	$27,691

Advances for vessels under construction (Note 7)	11,055	5,665
Fixed assets, net (Note 5)	134,307	213,691
Deferred charges, net	1,744	2,812
Restricted cash	1,125	1,125

Total non-current assets	$148,231	$223,293

Total Assets	$193,113	$250,984

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$6,761	$4,323
Accrued liabilities	1,035	1,227
Due to related party	91	98
Unearned revenue	408	430
Derivative financial instruments – current portion (Note 8)	479	583
Deferred revenue - current portion	—	136
Bank loans - current portion (Note 9)	43,714	23,022

Total current liabilities	$52,488	$29,819
NON-CURRENT LIABILITIES:
Derivative financial instruments - net of current portion (Note 8)	474	538
Bank loans - net of current portion (Note 9)	66,207	97,437

Total long - term liabilities	$66,681	$97,975

Commitments and Contingencies
SHAREHOLDERS’ EQUITY:

Common stock	$6	$6
Additional paid-in capital	127,759	127,634
Accumulated deficit	(53,821)	(4,450)

Total shareholders’ equity	$73,944	$123,190

Total Liabilities and Shareholders’ Equity	$193,113	$250,984

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

FREESEAS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR

THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(All amounts are expressed in thousands of United States dollars, except for share and per share data)

	2011	2010
OPERATING REVENUES	$17,133	$32,107

OPERATING EXPENSES:
Voyage expenses	(132)	(1,106)
Commissions	(1,007)	(1,857)
Vessel operating expenses	(7,876)	(10,034)
Depreciation expense	(5,679)	(7,887)
Amortization of deferred charges	(562)	(1,027)
Management and other fees to a related party	(956)	(1,035)
General and administrative expenses	(2,267)	(2,160)
Bad debt provision	(128)	—
Gain on sale of vessel	1,561	—
Vessel impairment loss	(47,298)	—

Income / (loss) from operations	$(47,211)	$7,001

OTHER INCOME (EXPENSE):
Interest and finance costs	(1,890)	(2,148)
Loss on derivative instruments	(116)	(364)
Interest income	4	29
Other income/ (expense)	(158)	177

Other expense	$(2,160)	$(2,306)

Net (loss) / income	$(49,371)	$4,695

Basic (loss) / earnings per share	$(7.77)	$0.74
Diluted (loss) / earnings per share	(7.77)	0.74
Basic weighted average number of shares	6,353,496	6,313,496
Diluted weighted average number of shares	6,353,496	6,328,682

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

FREESEAS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(All amounts in tables in thousands of United States dollars, except for share data and per share data)

	2011	2010
Cash Flows from Operating Activities:
Net (loss) / income	$(49,371)	$4,695

Adjustments to reconcile net (loss) / income to net cash provided from operating activities
Depreciation expense	5,679	7,887
Amortization of deferred financing fees	101	103
Amortization of deferred dry-docking and special survey costs	562	1,027
Bad debt provision	128	—
Stock compensation cost	125	277
Change in fair value of derivatives	(168)	78
Amortization of deferred revenue	(136)	(512)
Gain on sale of vessel	(1,561)	—
Vessel impairment loss	47,298	—

Changes in:
-Trade receivables	(1,234)	(521)
-Insurance claims	(55)	3,728
-Due from related party	15	32
-Inventories	507	(294)
-Prepayments and other	(209)	(53)
-Accounts payable	2,351	(3,088)
-Accrued liabilities	(192)	410
-Due to related party	(7)	1
-Unearned revenue	(22)	631
Dry-docking and special survey costs paid	(104)	(262)

Net Cash from Operating Activities	$3,707	$14,139

Cash flows from /(used in) Investing Activities:
Advances for vessels under construction	(5,390)	—
Proceeds from sale of vessel, net	3,971	—

Net Cash (used in) Investing Activities	$(1,419)	$—

Cash flows from /(used in) Financing Activities:
Decrease in restricted cash	4,880	416
Payments of bank loans	(10,538)	(7,700)

Net Cash used in Financing Activities	$(5,658)	$(7,284)
Net increase/ (decrease) in cash and cash equivalents	$(3,370)	$6,855
Cash and cash equivalents, beginning of period	3,694	6,341

Cash and cash equivalents, end of period	$324	$13,196

Supplemental Cash Flow Information:
Cash paid for interest	$1,561	$2,156

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

FREESEAS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

1. Financial Statements

The accompanying unaudited interim condensed consolidated financial statements include the accounts of FreeSeas Inc. and its wholly owned subsidiaries (collectively, the “Company” or “FreeSeas”). FreeSeas, formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004 for the purpose of being the ultimate holding company of ship-owning companies. The management of FreeSeas’ vessels is performed by Free Bulkers S.A. (the “Manager”), a Marshall Islands company that is controlled by the Chief Executive Officer of FreeSeas (see Note 4).

Effective October 1, 2010, the Company effected a five-to-one reverse stock split on its issued and outstanding common stock (Note 13). All share and per share amounts disclosed in the Financial Statements give effect to this reverse stock split retroactively, for all periods presented.

During the six months ended June 30, 2011, the Company owned and operated seven Handysize dry bulk carriers (one of which was sold on May 13, 2011), two Handymax dry bulk carriers and had an order for the construction of two Handysize dry bulk carriers. As of June 30, 2011, FreeSeas is the sole owner of all outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal
Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10
Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11
Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07
Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A
Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A
Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	N/A
Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A
Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A
Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	N/A
Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A
Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A
Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A
Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, (“U.S. GAAP”), for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010, included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 19, 2011.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

The consolidated balance sheet as of December 31, 2010 has been derived from the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade accounts receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. During the six months ended June 30, 2011 and 2010 the following charterers individually accounted for more than 10% of the Company’s voyage revenues:

Charterer	For the six months ended June 30, 2011	For the six months ended June 30, 2010
A	31%	13%
B	12%	Less than 10%
C	Less than 10%	24%
D	Less than 10%	15%

2. Significant Accounting policies:

A discussion of the Company’s significant accounting policies can be found in the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed on Form 20-F on May 19, 2011.

Recent Accounting Standards Updates:

ASU 2011-04: In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820)-Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IRFSs. ASU 2011-04 amends ASC 820 to clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements. It also changes particular principles or requirements for measuring fair value or for disclosing information about fair value measurement. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2011. The Company is currently evaluating the impact that the provisions of ASU 2011-04 may have on the Company’s consolidated financial statements.

ASU 2011-05: In June 2011, the FASB issued ASU 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under the amendments to Topic 220, Comprehensive Income, in this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU is effective for the fiscal years beginning after December 15, 2011. The Company follows the provisions of ASC 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company is currently evaluating the impact that the provisions of ASU 2011-05 may have on the Company’s consolidated financial statements.

3. Working Capital

At June 30, 2011, the Company’s current liabilities exceeded its current assets by $7,606. In addition and as further disclosed in Note 7 the Company’s expected short term capital commitments to fund the construction installments under the shipbuilding contracts for the remaining of 2011 and the first six months of 2012 amount to $24,860, of which $17,760 will be provided pursuant to the commitments for financing in accordance with the offer letter signed with ABN AMRO Bank as further disclosed in Note 9. Cash expected to be generated from operations, assuming that current market charter hire rates prevail for the remaining of 2011 and the first semester of 2012, may not be sufficient to cover the Company’s ongoing working capital requirements and capital commitments, or for the Company to be in compliance with certain covenants contained in its loan agreements. The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments if current market charter hire rates continue including a share capital increase, disposition of certain vessels in its current fleet as more fully described in Note 6, requesting deferrals of upcoming loan installments under its loan agreements as more fully described in Note 14, requesting deferrals of payments under its shipbuilding contracts, and taking steps to achieve additional reductions in operating and other costs. The Company believes that the above plans will be sufficient to cover its working capital needs for a reasonable period of time.

4. Related Party Transactions

Manager

All of the Company’s vessels receive management services from the Manager, pursuant to ship management agreements between each of the shipowning companies and the Manager.

On October 1, 2010, the subsidiaries Adventure Fourteen S.A. and Adventure Fifteen S.A. entered into management agreements with the Manager for the provision of management services to Hull 1 and Hull 2.

In June 2011, the Company entered into an amended and restated management and services agreement with the Manager pursuant to which the monthly technical management fee increased from $16.5 to $18.975 and the monthly services fee increased from $118.5 to $136.275, respectively, effective June 1, 2011.

Each of the Company’s ship-owning subsidiaries pays, as per its management agreement with the Manager, monthly technical management fee of $18.975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance and other direct expenses.

FreeSeas also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. The Manager has subcontracted the charter and post charter management of FreeSeas’ vessels and pays the 1.25% of the gross freight or hire from the employment of the vessels to Safbulk Pty Ltd (“Safbulk”), an entity affiliated with one of the Company’s major shareholders. In addition, FreeSeas pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of the Manager. In this respect, the Company paid the Manager $42 relating to the sale of M/V Free Envoy during the six months ended June 30, 2011. During the same period ended June 30, 2010, there were no vessel disposals. In addition, the Company has incurred commission expenses relating to its commercial agreement with the Manager amounting to $213 and $400 for the six months ended June 30, 2011 and 2010, respectively.

FreeSeas pays, as per its services agreement with the Manager, a monthly fee of $136.275, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses.

Furthermore, the Manager has received Euro 100 (approximately $140) reimbursement from the Company as a contribution for the expenses incurred in relation to the relocation of the principal executive offices shared by the Manager and us and the breakage cost for the early termination of the previous lease agreement. Finally, the Company agreed to pay to the Manager 65% of the monthly rent, common charges and expenses, and utilities and maintenance expenses (plus applicable stamp duty) related to these offices, of which the Company utilizes a portion as its principal executive offices.

The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager which includes, but is not limited to, the election of a director not recommended by the then-current Board of Directors, any person or entity or group of affiliated persons or entities that becomes a beneficial owner of 15% or more of FreeSeas voting securities, a merger of FreeSeas with an unaffiliated entity where less than a majority of the shares of the resulting entity are held by FreeSeas shareholders or the sale of all or substantially all of FreeSeas’ assets. The termination fee as of June 30, 2011 would be $115,628.

Fees and expenses charged by the Manager for the six months ended June 30, 2011 and 2010 amounted to $2,243 ($956 of management fees, $761 of services fees, $144 for office renovation expenses, $72 of superintendent fees, $86 for other expenses and $224 for management fees for vessels under construction) and $1,879 ($1,035 of management fees, $722 of services fees, $118 of superintendent fees and $4 for other expenses), respectively.

The balance due from the Manager as of June 30, 2011 and December 31, 2010 was $1,270 and $1,285 respectively. The amount paid to the Manager for office space during the six months ended June 30, 2011 and 2010 was $130 and $100, respectively and is included in “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

First Business Bank (FBB)

FreeSeas received from FBB, in which one of the Company’s major shareholders holds a substantial interest, and in which the Company’s Chairman, Chief Executive Officer and President owns a minority interest, a loan of $27,750 (Note 9) in December 2009, to refinance its existing loan balance of $21,750 with FBB and to receive additional liquidity of up to $6,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune. The outstanding balance of the loan as of June 30, 2011 was $24,412. Interest charged under the loan facility for the six months ended June 30, 2011 and 2010 amounts to $411 and $450, respectively, and is included in the interest and finance cost in the accompanying unaudited interim condensed consolidated statements of operations.

Other Related Parties

The Company, through Free Bulkers and Safbulk use from time to time a shipbrokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the six months ended June 30, 2011 and 2010, such shipbrokering firm charged the Company commissions of $37 and $52, respectively, which are included in “Commissions” in the accompanying unaudited interim condensed consolidated statements of operations. The balance due to the shipbrokering firm as of June 30, 2011 and December 31, 2010 was $91 and $98 respectively.

5. Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2010	$251,314	$(37,623)	$213,691

Depreciation	—	(5,679)	(5,679)
Disposal	(9,461)	7,279	(2,182)
Vessels held for sale	(26,302)	1,117	(25,185)
Vessel impairment charge	(62,413)	16,075	(46,338)

June 30, 2011	$153,138	$(18,831)	$134,307

All of the Company’s vessels have been provided as collateral to secure the bank loans discussed in Note 9 below.

Vessel disposed during the six months ended June 30, 2011

On April 14, 2011, the Company agreed to sell the M/V Free Envoy, a 1984 built 26,318 dwt Handysize dry bulk vessel for a sale price of $4,200. The vessel was delivered to the buyers on May 13, 2011 and the Company recognized a gain of $1,561 as a result of the sale. From the proceeds of the sale, the Company paid on May 13, 2011 an amount of $3,700 constituting prepayment towards the Deutsche Bank Nederland loan facility B. According to the loan terms, all future installments have been reduced to nil until the balloon payment due in November 2012 (Note 9). During the six months ended June 30, 2010 there were no vessel disposals.

Vessels for which management has committed to a plan of sale

Subsequent to June 30, 2011, as a result of the fourth supplemental agreement, the Company entered into with Credit Suisse on July 15, 2011(Note 14), the Company committed to a plan for sale of the vessels M/V Free Jupiter and M/V Free Lady.

Thus, the Company assessed for recoverability the carrying value of M/V Free Jupiter and M/V Free Lady, including unamortized deferred dry docking costs of $177, due to their expected sale. In performing its assessment, the Company compared the carrying value of the vessels with their estimated fair value at June 30, 2011 determined by independent brokers. As a result of this assessment the Company has recognized an impairment loss of $46,515 in the unaudited interim condensed consolidated statements of operations of which $15,048 relates to the M/V Free Jupiter and $31,467 to the M/V Free Lady.

6. Vessels held for sale

Vessels classified as assets held for sale during the six months ended June 30, 2011

The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Impala and the M/V Neptune as “held for sale” in the accompanying unaudited interim condensed consolidated balance sheet for the six months ended June 30, 2011 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. On February 28, 2011 the Company’s Board of Directors, and after obtaining the respective lenders consent (FBB), approved a plan of sale of the vessels M/V Free Impala and M/V Free Neptune within the context of its plans to fund its working capital requirements as discussed in Note 3 and renew its fleet of vessels.

As of June 30, 2011, the Company compared the carrying values of the M/V Free Hero, the M/V Free Impala and the M/V Free Neptune with their estimated market values as these were determined by independent brokers less costs to sell and recognized an impairment loss of $783 in the unaudited interim condensed consolidated statements of operations, of which $728 relates to the M/V Free Hero and $55 to the M/V Free Impala. No impairment loss was recognized for the M/V Free Neptune as her estimated market value less costs to sell exceeded her carrying value.

The Company estimates that the aggregate net proceeds from the sale of these vessels and the sale of the vessels discussed in Note 5, excluding approximately $74,000 of the proceeds that will be applied against Credit Suisse and FBB loan outstanding balances, will be sufficient to cover its working capital requirements in case that current market charter rates will prevail for an extended period of time.

7. Advances for Vessels under Construction

On August 17, 2010, two of the Company’s wholly owned subsidiaries entered into shipbuilding contracts with a Chinese yard for the construction of two drybulk vessels of approximately 33,600 dwt each for an aggregate purchase price of $49,720 including extra costs of approximately $920 in total. The vessels are scheduled for delivery in the second and third quarter of 2012. In March 2011 and May 2011, the Company advanced the second installment amounting to $2,440 and $2,440 for Hull 1 and Hull 2, respectively.

The amount shown in the accompanying unaudited interim condensed consolidated balance sheet includes milestone payments relating to the shipbuilding contracts with the shipyard, supervision costs and any material related expenses incurred during the construction period, all of which are capitalized.

As of June 30, 2011, the Company has advanced a total amount of $9,760 under the shipbuilding contracts as follows:

	Contract payments	Capitalized expenses	Total
December 31, 2010	$4,880	785	$5,665
Additions	4,880	510	5,390

June 30, 2011	$9,760	1,295	$11,055

Expected construction installments until the delivery of the vessels are as follows:

Month	Hull 1	Hull 2
November 2011	$2,440	—
February 2012	$2,440	$2,440
April 2012	—	$2,440
May 2012	$15,100	—
July 2012	—	$15,100

Total	$19,980	$19,980

The construction installments above may change subject to mutual agreement between the Company and the shipyard.

8. Financial Instruments and Fair Value Measurements

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

The Company is a party of two interest rate swap agreements which do not qualify for hedge accounting and as such, the changes in their fair values are recognized in the statement of income. The Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $6,819 and $3,651 as of June 30, 2011 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively.

The change in fair value on the Company’s two interest rate swaps for the six months ended June 30, 2011 and 2010 resulted in an unrealized gain of $169 and an unrealized loss of $78, respectively. The settlements on the interest rate swaps for the six months ended June 30, 2011 and 2010 resulted in realized losses of $285 and $286, respectively. The total of the change in fair value and settlements for the six months ended June 30, 2011and 2010 aggregate to losses of $116 and $364, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying unaudited interim condensed consolidated statements of operations.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company’s derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The following table summarizes the valuation of liabilities measured at fair value on a recurring basis as of the valuation date:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
Recurring measurements:	2011	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$953	$—	$953	$—

Total	$953	$—	$953	$—

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Gains/ (Losses)
Non -Recurring measurements:	June 30, 2011	(Level 1)	(Level 2)	(Level 3)
Vessel held for sale	$38,199	$—	$38,199	$—	$(783)
Vessels, net	50,000	—	50,000	—	(46,515)

Total	$88,199	$—	$88,199	$—	$(47,298)

In accordance with the provisions of relevant guidance, as of June 30, 2011, the Company compared the carrying values of the M/V Free Hero, the M/V Free Impala and the M/V Free Neptune which were classified as held for sale in the accompanying unaudited interim condensed consolidated balance sheet for the six months ended June 30, 2011 (Note 6), with their estimated fair market values determined by independent brokers, less costs to sell and recognized an impairment loss of $783 in the unaudited interim condensed consolidated statements of operations, of which $728 relates to the M/V Free Hero and $55 to the M/V Free Impala. No impairment loss was recognized for the M/V Free Neptune as her estimated market value less costs to sell exceeded her carrying value.

In addition, the Company also assessed for recoverability the carrying value of M/V Free Jupiter and M/V Free Lady, including unamortized deferred dry docking costs of $177, due to their expected sale (Note 5). In performing its assessment, the Company compared the carrying value of the vessels with their estimated fair value at June 30, 2011 determined by independent brokers. As a result of this assessment the Company has recognized an impairment loss of $46,515 in the unaudited interim condensed consolidated statements of operations of which $15,048 relates to the M/V Free Jupiter and $31,467 to the M/V Free Lady.

9. Bank Loans

As of June 30, 2011, the Company’s bank debt is as follows:

	Deutsche Bank Nederland	Credit Suisse	FBB	Total
December 31, 2010	$34,459	$60,250	$25,750	$120,459
Additions	—	—	—	—
Payments	(5,200)	(4,000)	(1,338)	(10,538)

June 30, 2011	$29,259	$56,250	$24,412	$109,921

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 1.25% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the six months ended June 30, 2011 and 2010 was 2.5% and 3.0%, respectively. Interest expense incurred under the above loan agreements amounted to $1,486 (net of capitalized interest $112) and $2,016 for the six months ended June 30, 2011 and 2010, respectively, and is included in “Interest and Finance Costs” in the accompanying unaudited interim condensed consolidated statements of operations.

On November 1, 2011, according to the terms of the loan agreement with Deutsche Bank Nederland, the Company shall pay towards Deutsche Bank Nederland facility in relation to M/V Free Maverick a success fee calculated on the facility amount then outstanding.

On September 10, 2010, the Company signed an offer letter with ABN AMRO Bank securing, subject to customary legal documentation and payment of an arrangement fee, commitments for pre-delivery and post-delivery debt financing up to an amount of $32,400 for the purchase of two newbuilding Handysize vessels. The facility, which will be available for drawdown until December 31, 2012, is repayable in 20 quarterly installments plus a balloon payment, commencing three months after the delivery of the vessels. The vessels will be used as collateral for the facility. According to the agreed terms, the facility will bear interest at LIBOR plus margin and will include customary financial covenants. The Company has incurred commitment fees of $277 for the six months ended June 30, 2011, relating to this facility, which are included in the accompanying unaudited interim condensed consolidated statements of operations in “Interest and Finance Costs.”

On October 4, 2010, ABN AMRO Bank issued letters of guarantee in favor of the Chinese yard covering the second installment for the newbuilding vessels, amounting to $2,440 for each vessel. On the same date, the Company entered into a bank guarantee facility agreement for the issuance of the letters of guarantee.

The letters of guarantee mature on the earliest between the date of the payment of the second installment and November 30, 2011. In March 2011 and May 2011, the Company advanced the second installment amounting to $2,440 and $2,440 for Hull 1 and Hull 2, respectively, and the relevant letters of guarantee were cancelled.

In June 2011, the Company requested deferral of $338 out of $838 payment due on June 16, 2011 under its facility with FBB. Following several communications with the bank, the Company made this payment on August 24, 2011. Upon receipt of the payment, FBB confirmed by letter dated August 30, 2011 that there were no unpaid or overdue amounts under this facility.

Loan Covenants

As of June 30, 2011, the Company’s loan agreements contain various financial covenants as follows:

•

Credit Suisse loan agreement: (i) the Company is required to maintain minimum cash balances of $375 for each of its vessels covered by the loan agreement; and (ii) the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance and the swap exposure.

•

FBB loan agreement: (i) the Company is required to maintain an average corporate liquidity of at least $3,000; (ii) the leverage ratio of the corporate guarantor shall not at any time exceed 55%; (iii) the ratio of EBITDA to net interest expense shall not be less than 3; and (iv) the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter. The covenants described in clauses (i), (ii) and (iii) above are tested annually on December 31st.

•

Deutsche Bank Nederland loan agreement: (i) the interest coverage ratio to be recalculated and reset; (ii) the debt service coverage ratio to be recalculated and reset; (iii) the gearing ratio shall not exceed 2.5; (iv) the outstanding loan balance shall not be more than a ratio of the fair market value of the financed vessels as follows: (a) 100% from July 1, 2010 until and including June 30, 2011, (b) 110% from July 1, 2011 until and including June 30, 2012, (c) 120% from July 1, 2012 until and including December 30, 2012 and (d) 125% from December 31, 2012 and thereafter. The covenants described in clauses (i), (iii) and (iv) above are tested quarterly and the covenant in clause (ii) above is tested annually on December 31st.

In the event of non-compliance with the covenants prescribed in the loan agreements, including the result of a sharp decline in the market value of the Company’s vessels, such non-compliance would constitute a potential event of default in the absence of available additional assets or cash to secure its debt and bring the Company into compliance with the debt covenants, and could result in the lenders requiring immediate repayment of the loans.

As of June 30, 2011, the Company was in compliance with all of its loan covenants and the debt continues to be classified as long-term, except for (i) the principal payments falling due in the next 12 months, (ii) the estimated portion of the Credit Suisse outstanding loan balance relating to M/V Free Hero amounting to $9,574 as a result of the intended sale of the vessel, and (iii) the FBB total outstanding loan balance relating to M/V Free Impala and M/V Free Neptune amounting to $24,412 as a result of the intended sale of the vessels.

Management maintains contact with the lending banks and believes that the Company will cure any potential event of noncompliance in a timely manner should the current market charter rates prevail in the twelve months following the balance sheet date, and vessel values further deteriorate. In addition, management expects that the lenders would not declare an event of default, therefore not demand immediate repayment of the bank debt, provided that the Company pays loan principal installments and accumulated or accrued interest as they fall due under the existing bank debt. Cash being generated from operations together with the planed vessels’ sales is expected to be sufficient for that purpose; there can be no assurance, however, that if current market conditions further deteriorate, and in the event of potential non compliance with such debt covenants in the future years, the lenders will provide waivers.

As of June 30, 2011, the following repayments of principal are required over the next five years and throughout their term for the Company’s debt facilities:

(In thousands of U.S. Dollars)

Period	Principal Repayments
July 1, 2011 to June 30, 2012	43,714
July 1, 2012 to June 30, 2013	25,313
July 1, 2013 to June 30, 2014	9,304
July 1, 2014 to June 30, 2015	9,304
July 1, 2015 to June 30, 2016	22,286
Total	109,921

10. Commitments and Contingencies

Claims

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 25%-40% of the Company’s annual insurance premiums, and in no year have exceeded $1 million. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated unaudited interim financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel.

The aggregate outstanding balance of the Company’s claims as of June 30, 2011 stands at $188 related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

The Company’s capital commitments as of June 30, 2011 relative to its shipbuilding program are discussed in Note 7.

11. Earnings per Share

On June 9, 2011, the Company extended the expiration date and reduced the exercise price for its 1,655,006 outstanding Class Z warrants. The expiration date of the Class Z warrants was extended to August 12, 2011 from July 26, 2011 and the exercise price per share was reduced to $0.36 per one-fifth (1/5) of a share of common stock, or $1.80 per whole share of common stock, from $5.00 per one-fifth (1/5) of a share, or $25.00 per whole share.

The computation of basic (loss) / earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective October 1, 2010.

The computation of the dilutive common shares outstanding at June 30, 2011 does not include the 150,000 Class A warrants, the 1,655,006 Class Z warrants and the 12,000 vested options (adjusted to reflect the reverse stock split) as the Company reported losses for the six months ended June 30, 2011.

The components of the denominator for the calculation of basic (loss) earnings per share and diluted (loss) earnings per share for the six months ended June 30, 2011 and 2010 respectively that have been adjusted to reflect the reverse stock split (Note 13) effective October 1, 2010 are as follows:

	For the six months ended	For the six months ended
	June 30, 2011	June 30, 2010
Numerator:
Net (loss)/ income — basic and diluted	$(49,371)	$4,695

Basic (loss)/ earnings per share denominator:
Weighted average common shares outstanding	6,353,496	6,313,496

Diluted (loss)/ earnings per share denominator:
Weighted average common shares outstanding	6,353,496	6,328,682

Dilutive common shares:
Options	—	—
Warrants	—	—
Restricted shares	—	15,186

Dilutive effect	—	15,186

Weighted average common shares — diluted

Basic (loss)/ income per common share	$(7.77)	$0.74
Diluted (loss)/ income per common share	$(7.77)	$0.74

12. Stock-based Compensation

On December 31, 2009, the Company’s Board of Directors awarded 255,000 restricted shares, as adjusted to reflect the reverse stock split effective October 1, 2010, to its non-executive directors, executive officers and certain of Manager’s employees. Of the unvested restricted shares amounted to 134,000 as of December 31, 2010, 10,000 restricted shares with an original vesting date on December 31, 2012 have been forfeited in June 2011. Of the remaining unvested restricted shares amounted to 124,000 as of June 30, 2011, 74,000 restricted shares will vest on December 31 2012 and 50,000 restricted shares will vest on December 31, 2013.

As of June 30, 2011, the recognized stock based compensation expense in relation to the restricted shares granted is $125. The total unrecognized compensation cost of the non vested restricted shares granted under the Plan is $465. The cost is expected to be recognized over a period of thirty months, representing a weighted average remaining life of approximately twenty-three months.

The Company’s total stock-based compensation expense for the six months ended June 30, 2011 and 2010 was $125 and $277, respectively and is included in “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

The potential proceeds to the Company of all exercisable warrants and vested options as of June 30, 2011 totaling to the equivalent of 373,001 shares of common stock would amount to $1,841.

Presented below is a table reflecting the activity in the restricted shares, options, Class A warrants and Class Z Warrants from January 1, 2011 through June 30, 2011:

	Restricted Shares	Options	Class A Warrants	Class Z Warrants	Total	Average Exercise Price	Options Exercisable	Class A Warrants Exercisable	Class Z Warrants Exercisable	Total	Average Exercise Price
December 31, 2010	134,000	12,000	150,000	1,655,006	1,951,006	$25.52	12,000	150,000	1,655,006	1,817,006	$25.52

Options vested	—	—	—	—	—			—	—
Options forfeited	—	—	—	—	—		—	—	—	—
Options expired	—	—	—	—	—		—	—	—	—
Restricted shares vested	—	—	—	—	—		—	—	—	—
Restricted shares forfeited	(10,000)	—	—	—	(10,000)		—	—	—	—

June 30, 2011	124,000	12,000	150,000	1,655,006	1,941,006	$4.94	12,000	150,000	1,655,006	1,817,006	$4.94

13. Capital accounts

In the Annual General Meeting of Shareholders, held on September 30, 2010, the Company’s shareholders approved a reverse stock split of the Company’s issued and outstanding common stock at a ratio of one share for every five shares outstanding, effective on October 1, 2010. The reverse stock split consolidates five shares of common stock into one share of common stock at a par value of $0.001 per share. As a result of the reverse stock split, the number of outstanding common shares has been reduced on October 1, 2010 from 32,437,480 to 6,487,852, excluding outstanding and unexercised share options and warrants. The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares or warrants, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share. At June 30, 2011, and following the reverse stock split discussed above, the Company had 5,000,000 shares of preferred stock authorized at $0.001 par value of which none was issued, 250,000,000 shares of common stock authorized at $0.001 par value, of which 6,487,852 shares were issued and outstanding, as well as the number of options, warrants and shares of restricted stock discussed in Note 12.

On June 9, 2011, the Company extended the expiration date and reduced the exercise price of its Class Z warrants. The expiration date of the warrants was extended to August 12, 2011 (Note 14).

14. Subsequent events

a)	As of August 12, 2011, 8,865 Class Z warrants had been exercised and 1,773 shares of Common Stock were issued; the remaining Class Z warrants expired unexercised. In addition, the 150,000 Class A warrants held by our founding shareholders, which had an exercise price of $5.00 per 1/5 share or $25.00 per whole share, were not exercised and expired by their terms on July 29, 2011.

b)	On July 15, 2011 the Company entered into a Fourth Supplemental Agreement with Credit Suisse, which amended its existing credit facility to, among other things, defers our payments totaling $2,000 originally due in July 2011 until September 2011. The Fourth Supplemental Agreement, as originally entered into, contemplated that we would complete a proposed debt financing with an unrelated party, and that if the debt financing did not occur by September 5, 2011, we would sell either the M/V Free Jupiter or the M/V Free Lady not later than October 10, 2011, with delivery of and payment for the vessel within 28 days from the date of the sale agreement. This debt financing did not occur. On November 8, 2011, we sold the M/V Free Lady for a purchase price of $21.9 million. In light of the successful sale of the M/V Free Lady, we entered into a Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, which amended our existing credit facility to, among other things, reduce the next five loan repayment installments starting from the third quarter of 2011. Pursuant to this agreement, we have agreed to enter into a period time charter of at least 12 months for all of our mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters are not entered into by the date required, we have agreed that we will sell, not later than January 31, 2012, either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero. In addition, under the Fifth Supplemental Agreement, the margin on this facility is increased to 3.25% during the period until either the period employment or the sale procedure has been completed, after which time the margin will be reduced to 2.75%.

c)	On September 2, 2011 the Company instructed the Deutsche Bank Nederland in accordance with relevant provision of the facility agreement to postpone the repayment installment of $750 due on September 18, 2011, which will be paid on the termination date in December 2015.

d)	In October 2011, the Company following negotiations with Deutsche Bank Nederland deferred the payment of an additional fee equal to the greater of (i) 2.25% of the amount then outstanding on the facility B term loan or (ii) $100, due on November 1, 2011 to early 2012.

e)	On November 8, 2011, the Company sold the M/V Free Lady, a 2003-built, 50,246 dwt Handymax dry bulk carrier, for a sale price of $21,900 and recognized a loss of approximately $4,949 as a result of the sale. From the net proceeds of the sale, the Company paid on November 8, 2011 the amount of $19,800 constituting prepayment towards the Credit Suisse loan facility.

f)	In November, 2011, the Company agreed with the shipyard to defer the payment of the installments amounting each to $2,440, due in November, 2011 and in February, 2012 for Hull 1 and Hull 2, respectively, to February, 2012 and April, 2012 for Hull 1 and Hull 2, respectively.